EXHIBIT 12

Statement of Computation of Ratio of Earnings to Fixed Charges
Omnicare, Inc. and Subsidiary Companies
(in thousands, except ratios)
Unaudited

	Three months ended September 30,				Nine months ended September 30,

	2007		2006		2007		2006

Income before income taxes	$69,264	(1)	$84,582	(1)	$220,177	(1)	$215,478	(1)
Add fixed charges:
Interest expense	38,889		41,330		118,582		122,844
Amortization of debt expense	2,036		2,038		6,109		6,005
Interest portion of rent expense	5,905		6,041		18,159		17,240

Adjusted income	$116,094		$133,991		$363,027		$361,567

Fixed charges:
Interest expense	$38,889		$41,330		$118,582		$122,844
Amortization of debt expense	2,036		2,038		6,109		6,005
Interest portion of rent expense	5,905		6,041		18,159		17,240

Fixed charges	$46,830		$49,409		$142,850		$146,089

Ratio of earnings to fixed charges(2)	2.5	x	2.7	x	2.5	x	2.5	x

(1)	Income before income taxes includes the following special pretax charges:

	Three months ended September 30,		Nine months ended September 30,

	2007	2006	2007	2006

Restructuring and other related charges (a)	$4,957	$5,119	$20,381	$24,721
Litigation charges (b)	9,192	9,886	25,109	118,818
Heartland matters (b)	3,648	24,985	14,351	24,985

(a) See the “Restructuring and Other Related Charges” note of the Notes to the Consolidated Financial Statements.

(b) See the “Commitments and Contingencies” note of the Notes to the Consolidated Financial Statements.

(2)

The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.

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